NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
1-29-07

DIVISION OF
CORPORATION FINANCE

[redacted]

08023796

Received SEC

JAN 29 2008

Washington, DC 20549

January 29, 2008

Ernest S. DeLaney III
Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2008

Re: Lowe's Companies, Inc.

Dear Mr. DeLaney:

This is in regard to your letter dated January 29, 2008 concerning the shareholder proposal submitted by Domini Social Investments for inclusion in Lowes' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Lowe's therefore withdraws its January 24, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

ENCLOSURE MEMORANDUM

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

To: U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street NE
Washington, DC 20549-2000

SEC
Mail Processing
Section

JAN 25 2008

Washington, DC
104

From: Moore & Van Allen PLLC

Re: Lowe's Companies, Inc. No-Action Letter Request Under Rule 14a-8(i)

Enclosed please find a copy of the no-action letter request Moore & Van Allen PLLC submitted to the Securities and Exchange Commission on Thursday, January 24, 2008 on behalf of Lowe's Companies, Inc.

CHAR2\1068843v1

Research Triangle, NC
Charleston, SC

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Sustainability Report**

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2008 annual shareholders meeting. The Proposal was submitted to the Company by Domini Social Investments (the "Proponent"). As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2008."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard for determining whether a proposal has been substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. The Commission staff's position has been that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). The Proposal is excludible because it has been substantially implemented. The Company already issues sustainability reports addressing the categories of information mentioned in the Proposal. The Commission's staff agreed with this position in 2005 and allowed the Company to exclude a substantially similar proposal. Since the Commission staff's decision, the Company has produced two additional types of reports that provide even more information relating to sustainability.

The Company currently produces and publishes annual reports that substantially implement the written objectives of the Proposal.

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard the Commission's staff has applied is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Release No. 34-20091 (Aug. 16, 1983); Texaco, Inc. (March 28, 1991). The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See See* ConAgra Foods, Inc. (June 20, 2005); EMC Corp. (February 14, 2005); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); and Kmart Corp. (February 23, 2000). Every aspect of the proposal does not need to be addressed for the proposal to be substantially implemented. *See* Release No. 34-20091 (August 16, 1983) and Raytheon Company (February 11, 2005).

The Proposal requests that the Company prepare a sustainability report. The supporting statement indicates that the report should include the Company's definition of sustainability, as well as a company-wide review of policies, practices and indicators related to measuring long-term social and environmental sustainability. As further discussed below, the Company already prepares and publishes annually on its website several reports that do just that.

A. The Commission's staff has previously determined the Company had implemented a similar proposal.

The Proposal is not the first time the Company has received a proposal requesting a sustainability report. In December 2003, the Company received a nearly identical proposal from the Proponent, except that that proposal required, rather than recommended, the sustainability report to be prepared based on the Global Reporting Initiative's guidelines (the "GRI Guidelines"). In line with the Commission staff's decisions, the Company was permitted to exclude that proposal because it was vague, indefinite and misleading. (*Lowe's Companies, Inc.* (March 3, 2004)). In December 2004, the Company received a substantially similar proposal from another proponent that omitted references to the GRI Guidelines, but requested a sustainability report to disclose its "social, environmental and economic performance." At that time, the Company was already producing its annual Social Responsibility Report addressing the Company's performance in the following categories: Invigorating the Economy, Contributing to Communities, Protecting the Environment, and Providing Opportunities to the Public, including employees, customers and suppliers. The Company asked the Commission's staff to permit exclusion of that proposal from its proxy statement based on substantial implementation. Based on that Social Responsibility Report, the Commission's staff determined the Company had substantially implemented the proposal requesting a sustainability report and permitted the

Company to exclude the proposal from its proxy materials (the "2005 Decision"). (*Lowe's Companies Inc.* (March 21, 2005)).

For this year's proxy statement, the Company received the Proposal from the Proponent. Although the Proposal is worded somewhat differently from the proposal received in December 2004, the Proposal is substantively the same and focuses on the same issue as the prior proposal—a report covering social and environmental sustainability. There has been no change that would warrant a departure from the Commission staff's prior decision in 2005. Not only does the Company continue to produce its Social Responsibility Report annually, but it has also added two additional types of reports that enhance disclosure and provide additional details on sustainability, the contents of which are discussed in Section B below. The Company respectfully requests the Commission's staff to reaffirm its 2005 Decision and determine that the Proposal has been substantially implemented.

It is important to note that the Company is aware of the Commission staff's determination in Wendy's International, Inc. (February 21, 2006) that Wendy's had not substantially implemented the same proposal submitted to Wendy's by the Proponent. That determination is clearly distinguishable from the Company's request. In its response to Wendy's no-action request, the Proponent contended that the Wendy's report was a "collection of previously disclosed (and often vague) policies, and additional anecdotal information" and contained no "information about 'indicators'" and "very little information...regarding the Company's 'practices." The Wendy's report did not show any implementation of its policies or evidence of a company-wide review. As the discussion in Section B will show, the Company's reports are far more comprehensive, reflect the implementation of its policies toward sustainability in numerous areas of its business and provide examples of performance that indicate the Company has conducted a company-wide review. By the Proponent's own admission, the Company's Social Responsibility Report in 2005 was "superior to the Wendy's report". See Section III.C. of Proponent's February 13, 2006 letter to the SEC in response to Wendy's no-action request (*Wendy's International Inc.* February 21, 2006). The Commission's staff agreed with the Proponent's contention that the precedents cited by Wendy's, including the Company, had superior reports to Wendy's and declined to grant Wendy's no-action relief based on its substantial implementation argument. Subsequent to the Commission staff's 2005 Decision and the Proponent's acknowledgement that the Company's report was superior to Wendy's in 2006, the Company has added two additional reports disclosing even more information on the Company's sustainability metrics than in its earlier report. Together, the Company's three reports do not contain the "weaknesses" the Proponent identified in the Wendy's report.

When faced with sustainability report proposals, the Commission staff's decisions consistently indicate a willingness to grant no-action relief when a company provides actual performance data (*The Kroger Co.* (April 11, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Honeywell International Inc.* (February 21, 2007); *Raytheon* Company (January 25, 2006); and *Lowe's Companies, Inc.* (March 21, 2005)), as opposed to those companies who have merely made vague statements of policy or positions (*Wendy's International, Inc.* (February 21, 2006)) or present their general views on their website and cross-reference other disclosure in their filings with the Commission (*Terex Corporation* (March 18, 2005)). The Company fits into the former category.

As discussed in Section B below, the Company prepares and publishes detailed reports on sustainability in numerous areas of the Company's operations, including the social and environmental areas referenced in the Proposal's supporting statement, which provide specific data on the Company's performance in each of these areas. Lowe's has substantially implemented the Proposal.

B. The Company produces three types of reports that together address all of the issues raised by the Proposal.

Over the last several years, the Company has produced and continues to produce and post on its website several types of reports providing data on the Company's performance toward its sustainability goals. These reports address all of the issues raised by the Proposal and the "shortfalls" the Proponent identifies in the Proposal. Links to each of the Company's reports may be found on the Company's website at http://www.lowes.com/environment. In addition, a copy of the 2006 Social Responsibility Report, the Lowe's Energy Use Report (the "Energy Use Report") and the Lowe's Wood Procurement: 2006 (the "Wood Procurement Report") are attached hereto as Exhibit B, Exhibit C, and Exhibit D, respectively.

In the Proposal, the Proponent argues that the report the Company currently produces "falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Lowe's environmental performance. Noticeably missing are metrics related to Lowe's energy use, energy efficiency and conservation; water use and conservation, and quantities of waste generated." The Proponent also notes a lack of metrics related to the performance of the Company's wood policy and SmartWaySM Transport Partnership. To the contrary, the Company provides such data in its three reports.

The Company's annual Social Responsibility Report addresses the Company's performance in the areas of employment, Company milestones, communities and environment. The Social Responsibility Report addresses, among other things, the Company's:

- Investments in communities and the economy through the development of new stores, the creation of new jobs and the provision of employee relief funds and education scholarships;
- Contributions to community and charitable organizations and initiatives supporting public education, community improvement projects and home safety;
- Donations to projects such as conservation initiatives, community beautification and pediatric hospital renovations;
- Policies and performance results relating to recycling efforts and energy efficiency;
- Improving and building homes for seniors and low-income individuals;
- Creation of and participation in initiatives for rebuilding from and preparing for national disasters;
- Contributions to multicultural organizations and efforts;
- Active pursuit of women and minority-owned suppliers and expansion of the Company's Women Build program; and
- Ethics policies that require the refusal to purchase any goods produced by child or prison labor and that ensure the right to inspect the factory of any foreign-made product.

Specifically to the Proponent's contention that the Company's report lacks performance and metrics as to the environment and energy, the Energy Use Report discusses the Company's philosophy, policies and efforts towards energy conservation and provides the indicators the Company uses and specific performance metrics over the years. Below are a few examples of the numerous performance disclosures included in the Energy Use Report by category.

- Facility energy use.
    - Provides 3 years of trend data for its stores' average energy use per square foot and 2 years of the same trend data for its distribution centers.

- Green power purchasing.
  - Indicates that the Company's purchases of green power have increased to 86 million kilowatt-hours in 2007.
  - Indicates that the Company ranks 14th among Fortune 500 Green Power Partners and is 6th largest green power purchaser among all retailers.
- Solar power generation.
  - Provides information on the rooftop photovoltaic energy generating systems on four of the Company's stores in Southern California, including 2006 results that those systems produced 3.1 kWh of energy (equating to a total savings of 976 tons of Carbon Dioxide, 524 tons of Nitrogen Oxide and 1,727 tons of Sulfur Oxide).
  - Discloses that the combined energy generation of these system to date is over 6.7 million kWh, which is enough power to light 14,000 homes for an entire year.
- Energy efficiency policy.
  - Indicates that the Company's energy management team remotely monitors the Company's stores' energy use, through which it identifies, investigates and corrects readings that exceed specifications.
- Operation and maintenance program.
  - Indicates the Company continually evaluates and periodically updates building systems, including high efficiency HVAC replacement, improved maintenance practices and lighting retrofits to improve efficiency.
  - Provides that the Company uses trending and alarms to identify energy and water anomalies so that they can be analyzed and corrected.
- Energy efficiency improvements.
  - Discloses the Company's policy since 2002 to install only highly efficient rooftop HVAC units on new stores and to replace older units on existing stores as necessary.
  - Addresses the Company's use since 2003 of high-performance high-bay T8 fluorescent lighting, including disclosure of performance metrics that indicate 50% of all stores use this lighting system, which has reduced the Company's sales floor energy consumption over 40%.
- SmartWay certified partners.
  - Describes the SmartWaySM Transport Partnership, the program's primary components and its goals.
  - Includes Lowe's specific disclosures, such as the EPA awarding Lowe's the 2007 SmartWay Environmental Excellence Award and in 2006, roughly 75% of the Company's truck shipments moved by SmartWay carriers.
  - Indicates the Company's goal is to have 90% of its shipments through SmartWay carriers by 2010.

The Proponent alleges that the Company's report does not contain performance metrics related to its wood policy. However, the Company has been producing a Wood Procurement Report for several years. The current report includes information and data regarding the following topics:

- Sources of Lowe's wood products by geographic region and, in some instances, country.
- Percentages of Lowe's wood product purchases by wood species as measured by volume in cubic feet.
- Sourcing of Lowe's wood products from sensitive areas, such as tropical regions, and Lowe's initiatives regarding sourcing alternatives.

- Lowe's enforcement practices under its wood policy.
- Lowe's certified product volume.
- Shifts in wood product mix in response to responsible forest management practices such as those promoted by the Forest Stewardship Council (FSC).
- Listing of Lowe's product lines sourced from a more sustainable wood species or that have been certified.
- Continued coordination with vendors, governments and conservation organizations on issues and solutions.
- Global wood production and consumption.

The Company's reports also reflect its review of practices and indicators the Company considers when evaluating its progress toward implementing its wood policy. For example, the Company's Wood Procurement Report discloses that its product volume reported as certified to a sustainable forest management standard increased by 41% from 2003 to 2005 and lists more than a dozen products that have been changed to a more sustainable wood species or to a certified forest management standard. The Company also discloses that it treats tropical sources with care in light of the harvesting practices and vulnerabilities of tropical forests to those harvesting practices. The Wood Procurement Report also discloses that the Company's volume from the tropics accounts for 1.3% of its total purchases and will either decrease or move to more responsibly managed sources, such as those certified to the FSC standard. Another example of the Company's considerations in implementing its wood policy that is contained in the Wood Procurement Report is the elimination of Merbau flooring from Indonesia from the Company's supply chain when the Company independently discovered the product was not in compliance with its sourcing policy. The Company immediately halted shipments and began a sell-through process. An alternative product compliant with the Company's policy was identified for the 2007 year. These types of disclosure further demonstrate that the Company has substantially implemented the Proposal.

The current Social Responsibility Report, the Lowe's Energy Use Report and the Lowe's Wood Procurement report together address all of the categories of information referred to in the Proposal and provide the data "shortfalls" the Proponent cited in the Proposal.

The comprehensive disclosure contained in the Company's reports evidence that the Company already conducts company-wide reviews requested in the Proposal's supporting statement. In addition, although the Company does not provide a single, specific definition of sustainability, how the Company defines and perceives sustainability is found in multiple places throughout the reports. Following are a few examples of the relevant disclosure by report:

- Energy Use Report – "We regularly examine how we operate and look for opportunities to improve…Reducing energy use at stores and distribution centers reduces operating costs and eases the load placed on power plants resulting in fewer emissions to the environment. For these reasons, Lowe's strives to reduce our stores' energy consumption through the use of new technology and improved practices."
- Energy Use Report – "By incrementally improving store design with an eye on energy efficiency, each new store has the potential to open with a more efficient profile as measured on a kilowatt hour per square foot basis."
- Energy Use Report – "We recognize and value the opportunity to engage our shipping partners in a program to further reduce costs and emissions and SmartWay is the perfect vehicle to stimulate that partnership."

- Wood Procurement Report – "…the world's forests support the ecological and climate processes upon which biodiversity and human life depend. Lowe's is concerned about the protection of these critical resources and recognizes that, through the wood products we sell, our company can play an important role in determining whether these forests will remain for future generations."
- Wood Procurement Report – "…sustainable management of forests guarantees a source not only of product but of habitat and ecosystems for generations to come."
- Wood Procurement Report – "Promoting sustainable forestry practices ensures that today's needs are met without compromising the forests for future generations."
- Social Responsibility Report – "…some things—important, defining characteristics—never change, such as our sense of responsibility and commitment to the communities…We strive to make good decisions that benefit people and the communities in which we do business."
- Social Responsibility Report – "We're not just about home improvement; we're also about protecting the planet."
- Social Responsibility Report – … 'green' and Universal Design elements for "saving energy and preparing for a future that might hold any number of personal challenges."
- Social Responsibility Report –Lowe's contributions [to the National Trust for Historic Preservation] "focused on keeping precious slices of American history vibrant for future generations to experience."

These reports demonstrate that (i) the Company has policies and procedures in place relating to the subject matter of the Proposal and (ii) the Company has implemented the essential objectives of the Proposal. The Proposal has, therefore, been substantially implemented.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

ESD/krh
Enclosures

Exhibit A

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term.

Mainstream financial companies are increasingly recognizing the links between sustainability performance and shareholder value. According to research consultant Innovest, major investment firms including Schroders, T. Rowe Price, and Legg Mason, subscribe to information on companies' social and environmental practices to help make investment decisions.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, over 2,300 companies issued reports on sustainability issues in 2006 (www.corporateregister.com), including retailers such as Target, Best Buy, and Staples. An earlier study found that more than half of the global Fortune 250 issue such reports (KPMG International Survey of Corporate Responsibility Reporting 2005).

Lowe's currently issues a "Social Responsibility Report," that provides data on the quantities of wood pallets, cardboard, and shrink wrap recycled annually. In our view, this "report" falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Lowe's environmental performance. Noticeably missing are metrics related to Lowe's energy use, energy efficiency and conservation; water use and conservation, and quantities of waste generated. The report notes that Lowe's "enacted an industry-leading wood policy in 2000" and is a "SmartWay® Transport Partner," yet no metrics related to the performance of these programs are provided.

Lowe's website notes, "By investing in people and communities, promoting measures that protect the environment and providing opportunity in the workplace, Lowe's is raising the bar in every aspect of the way we conduct our business." A sustainability report would allow shareholders to evaluate the veracity of this statement, and to hold the company accountable to this important commitment.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2008.

Supporting Statement

The report should include Lowe's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Lowe's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. More than 1,000 organizations use or consult the Guidelines for sustainability reporting.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 11, 2007

DEC 17 2007
GMK

Gaither M. Keener, Jr.
Sr. Vice President, General Counsel and Secretary
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Via UPS

Re: Shareholder Proposal Requesting Sustainability Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund.

We are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Lowe's Companies shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Lowe's Companies shares from State Street Bank, custodian of our Portfolio, is enclosed. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Exhibit B

LOWE'S

Responsibility: How To

2006 SOCIAL RESPONSIBILITY REPORT




LOWE'S
HERO'S

Our Employees

- More than 210,000 employees
- More than 25,000 new jobs created in 2006
- Approximately 75 percent of jobs are full-time positions
- Comprehensive benefits offered to full- and part-time employees
- 401(k) matching and discounted stock purchase program
- Tuition reimbursement up to $1,000 annually

Our Milestones

- More than 1,400 stores
- 19th-largest employer in the United States
- 14th-largest retailer in the world
- 8th-largest retailer in the United States

Our Communities

- Partner of Habitat for Humanity® International
- Underwriter of Habitat for Humanity's Women Build® program
- National Partner of American Red Cross
- More than $15 million contributed by Lowe's Charitable and Educational Foundation in 2006

Our Environment

- Award-winning ENERGY STAR® partner for five consecutive years
- Ranks 20th among *Fortune* 500 companies purchasing green power
- For two consecutive years, donated $1 million to The Nature Conservancy for projects dedicated to land conservation
- Enacted industry-leading wood policy in 2000
- SmartWay® Transport Partner

MESSAGE FROM ROBERT A. NIBLOCK



For millions of customers each year, Lowe's is the "how-to" destination for home improvement ideas. We value that role, and we also strive to be the "how-to" corporation for social responsibility each and every day.

Since Lowe's began more than 60 years ago, we have held solidly to our commitment to customer service, even as we've increased our store count to more than 1,400 in 49 states. In 2006 alone, we added more than 25,000 employees to our team and announced plans to expand into Canada in 2007 and Mexico in 2009.

With growth inevitably comes change. But some things – important, defining characteristics – never change, such as our sense of responsibility and commitment to the communities where we've become neighbors.

What does it take to be a good neighbor? Does it mean simply doing the right thing? That's one goal, but we have many more. Throughout the following pages, we'll share some of the ways we strive to make good decisions that benefit people and the communities in which we do business.

We're proud of our commitment to our neighbors, our customers and our employees, and we hope you enjoy our look back at how we made 2006 one of our proudest years.

Sincerely,

Robert A. Niblock
Chairman and Chief Executive Officer



HOW TO: Create 25,000 Jobs.

In 2006, Lowe's opened 155 n[illegible] 25,000 new jobs. We offer compe[illegible] pay a[illegible] ckage that includes medical, dent[illegible] sion and[illegible] for full- and part-time employees, [illegible] spous[illegible] rement and other savings goals can b[illegible] met t[illegible] which includes an employer matching contrib[illegible] ck purchase program.



LOWE'S



HOW TO: Learn for a Lifetime.

We recognize that our most valuable asset is our employees, and we work hard to help them improve their skills. In 2006, Lowe's expanded its Tuition Reimbursement Program, so all full-time regular employees with at least one year of service are eligible for tuition and educational expense reimbursement up to $1,000 annually.

In 2007, we will offer two new scholarships to high school graduates: the Lowe's Scholarship, available to the community, and the Carl Buchan Scholarship, named for Lowe's founder, for employees and their children.





"When someone needs help, it's just what you do," said Ross Fairweather, Lowe's zone manager in Littleton, NH. "Any one of us would do the same thing."



HOW TO: Care for Your Own.

Since 1999, Lowe's Employee Relief Fund has assisted more than 4,000 employees with more than $5 million in funds, and we match employee donations to the fund dollar for dollar.

In 2006, Yvonne Bowers, a Lowe's employee, was to receive a Habitat for Humanity home after the home she shared with her four daughters was devastated by fire. New homeowners must spend 250 hours of "sweat equity" on-site, but on her second day, Yvonne fell and was badly hurt. Her fellow Lowe's employees rallied, fulfilled her hours and, in turn, her dreams.



HOW TO: Protect the Planet.



We're not just about home improvement; we're also about protecting the planet. In 2006, Lowe's donated $1 million to The Nature Conservancy to focus on projects ranging from protecting old-growth forests in Massachusetts to preserving the Great Bay area of New Hampshire. The funds allow for reforestation, the removal of invasive species and the acquisition of almost 500 acres of wildlife habitat. Our support continues in 2007.

HOW TO: Save Energy, Reuse and Recycle!

In 2006, Lowe's began a nationwide pallet program to keep wooden pallets out of landfills. In one year, Lowe's stores and Regional Distribution Centers recycled more than 145,000 tons of pallets, more than 138,000 tons of cardboard and 20 tons of shrink wrap. Since 2004, solar panels have helped four California stores decrease overall energy use and cut power use by 10 percent – enough power to light more than 14,000 homes for an entire year.



Lowe's has been an award-winning ENERGY STAR® partner for five consecutive years. In fact, one month's sales of ENERGY STAR®-qualified appliances at Lowe's:

- Eliminate enough greenhouse gases to equal planting almost 4,000 acres of trees
- Save customers about $3.8 million off their energy bills compared with non-ENERGY STAR®-qualified appliances
- Save enough energy to light more than 14,000 homes for a year

Actor Richard Karn, best known for his role as Al Borland on the hit sitcom *Home Improvement*, helped spark a 47 percent increase in batteries recycled at our stores in 2006. The Rechargeable Battery Recycling Program also helped protect the water supply by keeping more than 115,000 pounds of batteries out of landfills.



SmartWay® Transport Partner *n.* One who works to increase energy efficiency while reducing greenhouse gases and air pollution.

Lowe's Goal:
By 2010, we will transport 90 percent of our shipments by SmartWay® Transport Partners.









HOW TO: Empower

22,000 Women to Raise the Roof – and Put Family First.



Habitat for Humanity®

"Not only is Lowe's sponsorship of Habitat worthy of praise, so is the company's investment in women...by empowering women to help eliminate substandard housing."

– former Arkansas First Lady Janet Huckabee

Lowe's and governors' spouses have provided both motivation and muscle to frame walls and raise roofs as part of "First Families Building Homes Across America." Lowe's and Habitat for Humanity launched the two-year initiative to help increase awareness of the need for affordable housing in all 50 states and the District of Columbia. In 2006 alone, homes were built in 25 states.

Plus, Lowe's in-store "How-To" clinics empower women to become part of the housing solution by teaching them skills to contribute effectively at each work site. In 2006, Lowe's doubled its number of Women Build Clinics from 2005. As part of this program, 96 stores across the country gave women the know-how to build safe, affordable homes, resulting in more than 50 new homes.

Women Build®

HOW TO: Develop a Blueprint for the Future.



Our commitment to Habitat for Humanity International has been rewarding and long lasting, supporting affordable housing and replacing despair with hope. In 2006, Lowe's donated more than $5 million to Habitat builds. We also broke new ground on several Habitat homes that feature "green" and Universal Design elements – saving energy and preparing for a future that might hold any number of personal challenges.

HOW TO: Build a Safe Home...or Eight in One Week.



Habitat for Humanity International's 2006 Home Builders Blitz initiative called on 1,000 construction professionals in 100 U.S. cities to volunteer to build 500 homes in one week. For our part, Lowe's employees worked alongside community volunteers to help build eight homes in Greenville, South Carolina. The result? Builders Blitz bliss! (And a few blisters.)

HOW TO: Help Those in Need – Beyond Their Moment of Need.

Our donation began with building materials needed to construct framing packages immediately after Hurricanes Katrina and Rita devastated the Gulf Coast. Today, Lowe's and our vendor partners are proud to have contributed more than $3 million to Habitat for Humanity's Operation Home Delivery, a long-term Gulf Coast rebuilding plan.


HOPE

HOW TO: Prepare for the Unexpected.

As a national disaster relief partner with the American Red Cross, Lowe's made it easier for Red Cross chapters to respond to disasters, such as floods and tornados, with much-needed supplies from local stores. We also worked side-by-side with the Red Cross at hurricane fairs along the Gulf and East coasts. In 2006, Lowe's contributed more than $500,000, including customer and employee donations.

HOW TO: Keep an Eye on the Horizon.

On the Gulf Coast, a change in the weather can mean a day at the beach or an evacuation order. In 2006, Lowe's Charitable and Educational Foundation donated weather stations to two middle schools in the Gulf Region to be used by students, the National Hurricane Center, the National Weather Service, private-sector meteorologists and the media. A third weather station is planned for 2007. The stations supplement the schools' science curriculum and provide invaluable information 24/7 that helps students learn more about weather patterns and enables the region to be ready when the skies threaten.

"While government dollars are replacing what we lost, we're so appreciative to Lowe's for helping enhance our technology beyond where it was before Katrina."

Dr. Kim Stasny, Superintendent,
Bay St. Louis-Waveland School District

HOW TO: Embrace Your Inner Hero.

When can a Lowe's red vest channel the powers of a red cape? When more than 300 Lowe's employee volunteers from 33 stores in Dallas and Fort Worth, Texas, band together to spend more than 7,000 hours to renovate 10 local Boys and Girls Clubs. Improvements ranged from painting and lighting to renovating an Olympic-sized pool.

Lowe's Heroes swooped in to help communities from coast to coast, improving homes for seniors, raising fire and construction safety awareness and enhancing local parks.







HOW TO: Fix It If It's Broken.



For the second year in a row, Atlanta Lowe's Heroes sprang into action to help the Decatur Preservation Alliance tend to a neighborhood desperate for attention. Homeowners, often elderly and all low-income, embraced the red-vested employees who arrived to spruce up homes and, in many cases, bring them up to code.

"You're helping to enable the Vermont Youth Corps to realize its long-term goal of serving more of Vermont's youth   from kids-at-risk to young people who learn the value of conservation and stewardship of the environment."

Thomas Hark
Founding President,
Vermont Youth Conservation Corps

HOW TO: Give History a Future.

Lowe's commitment to the National Trust for Historic Preservation continued in 2006 with $1 million in grants for the renovation of 10 historic public properties. From ship to shore, Lowe's contributions focused on keeping precious slices of American history vibrant for future generations to experience.

For example, the African Meeting House is a National Historic Landmark that had fallen into disrepair. The house sits on Beacon Hill in Boston, part of the Museum of Afro-American History and the oldest existing African Meeting House in the United States. In 2006, with Lowe's help, the house was restored to its 1855 appearance and, for the first time in 200 years, became fully accessible to visitors with limited mobility.







HOW TO: Set High Standards – and Exceed Them.

Lowe's has strict standards for the products we sell, and we provide clear guidelines for product quality and safety and social responsibility by manufacturers. To ensure compliance with these standards, each year LG Sourcing inspects hundreds of foreign factories that manufacture products Lowe's sells, and our global sourcing policies prohibit the use of child or prison labor in the production of materials we sell.

In addition, Lowe's Code of Business Conduct and Ethics prohibits conflicts of interest in our dealings with vendors.

HOW TO: Nurture Relationships.

At Lowe's, we work to create and preserve an inclusive culture where we value and leverage diversity each day. Organizations we support include the National Council of La Raza, the NAACP and the Urban League. In 2006, Lowe's contributed more than $2.5 million to multicultural organizations and efforts. We're also proud to have purchased more than $1 billion in merchandise and supplies from woman- and minority-owned businesses.





HOW TO: Support Your Local Economy.



As Lowe's opens stores, we also help to boost local economies with tax revenues and vendor relationships that, in some states, bring millions of additional dollars. Increased tax revenues mean safer streets, better public services and better lives for residents in communities we serve.

HOW TO: Turn Money into Mind Power.



In Florida, Lowe's contributed $8 million to nonprofit scholarship funding organizations, enabling more than 2,200 kindergarten through 12th-grade low-income students to attend the schools that best meet their needs.

"We would like to thank Lowe's for giving hope and creating opportunities for our most valuable resource – our children."

Step Up for Students,
an Initiative of the Florida Corporate Tax Credit Scholarship Program

HOW TO Give Back.

Lowe's Charitable and Educational Foundation (LCEF) awarded more than $15 million in 2006 to diverse nonprofit organizations nationwide for community improvement projects and K-12 public school initiatives.

In Chicago, LCEF funded a $120,000 grant to improve 18 public schools and 18 firehouses. Lowe's and the Chicago Fire Department teamed up to educate children about fire safety using the Home Safety Council's Great Safety Adventure, just two weeks after a local fire killed six children. The tragedy prompted a special safety seminar at the school the children had attended, and Lowe's worked with the Home Safety Council to provide packets of safety materials for the students to take home.



"Lowe's donation is an excellent example of benevolent capitalism. We will reap immediate and long-term benefits from the donation...Lowe's has provided concrete results, in a timely fashion."

Michael Bendicsen, Principal
Ivanhoe Elementary School
Recipient of LCEF grant, 2006





"Thank you for safety!"

Student, Schubert Elementary,
Chicago, Illinois

HOW TO: Sense When Change Is Needed.



Through LCEF's Annual Swing for Charity golf tournament, Lowe's and its vendors brought a special kind of outdoor classroom to the William E. Carter School in Massachusetts. The project was designed to accommodate the needs of the school's severely handicapped students. With the Sensory Garden Outdoor Classroom, students now practice their mobility skills by walking through the garden; enhance motor skills by planting flowers, picking berries and activating water features; and learn to associate colors with flowers.





HOW TO: Help Good Causes Bloom.

Through Lowe's Plant for the Cure® program, we donated more than $270,000 to Susan G. Komen for the Cure from sales of select spring and fall flowers in 2006. Since 2004, Plant for the Cure has generated more than $600,000 for breast cancer research, and countless buds of hope.


Plant for the Cure

HOW TO: Enrich Lives through Education.

We believe children receive the best education when their parents get involved. In 2006, Lowe's Toolbox for Education program awarded $5 million in grants to nearly 1,000 public schools nationwide to support projects initiated by parent groups.

Thanks to a $75,000 Lowe's Toolbox for Education grant, a wetlands pond, bird sanctuary and greenhouse are bringing a unique learning experience to the students at North-Grand High School in urban Chicago.



(from left to right) North-Grand High School Principal Dr. Ayala, North-Grand High School students, North-Grand High School teacher Phil Cantor and Lowe's store manager, Doug Eckard.


LOWE'S

TOOLBOX
FOR EDUCATION LOWE'S





HOW TO: **Let** the Sun In.

In Denver, Colorado, Lowe's presented a $100,000 Toolbox for Education grant to help beautify Del Pueblo Elementary School. Employees helped replace flooring and provided new landscaping and skylights.


DEL PUEBLO
LOWES


LOWE'S
April 4, 2006
Northside Elementary School
18,000

Northside Elementary School in Walterboro, S.C., received an $18,000 Outdoor Classroom Grant to create The Carolina Courtyard Outdoor Classroom.



The School for the Future, in New York City, will use its $20,000 Outdoor Classroom Grant to further develop its science education program, including this rooftop garden.

HOW TO: Listen to Mother Nature.

Outdoor Classroom Grant Program

For the second year, Lowe's Outdoor Classroom Grant Program along with *National Geographic Explorer!* magazine funded hands-on science projects outside traditional classrooms. Over the 2006-2007 school year, Lowe's awarded more than $250,000 for curriculum-based projects, including outdoor laboratories, learning shelters and butterfly gardens.

Thanks to an Outdoor Classroom Grant, the future is now at New York City's School of the Future. A $20,000 grant funded an innovative rooftop outdoor classroom with a new weather station, green panels and more. Students study topics ranging from growing fruits and vegetables to water run-off.



Lowe's Charitable and Educational Foundation 2006 Grants

13th Avenue School
Newark, NJ

Alternative Education Academic & Career Transition School
Indianapolis, IN

Anderson Heights Elementary School
Anderson, CA

Appalachian State University Building Sciences Program
Boone, NC

Austin High School
Houston, TX

Austin Park Foundation
Austin, TX

Avoyelles Council on Aging
Marksville, LA

A.W. E. Bassette Elementary School
Hampton, VA

Barium Springs Homes for Children
Barium Springs, NC

Bay St. Louis Waveland School District
Bay St. Louis, MS

Beacon Elementary School
Hilliard, OH

Belmont Charter School
Philadelphia, PA

Ben Milam Elementary School
Harlingen, TX

Bethlehem Elementary School
Bethlehem, CT

Bethune Academy
Houston, TX

Boys & Girls Club of Greater Dallas
Dallas, TX

Boys & Girls Club of Portage County
Plover, WI

Brentwood High School
Brentwood, NY

Brevard County Natural Resources Management Office
Viera, FL

Brookland Elementary School
Brookland, AR

B.T. Wilson Sixth Grade School
Kerrville, TX

Burke Alternative West
Morganton, NC

Campbell Elementary-Middle School
Campbell, OH

Camp Fire USA Orange County Council
Tustin, CA

Carl Sandburg Elementary
Charleston, IL

Carlynton Junior-Senior High School
Carnegie, PA

Carolina Arts Network
Pembroke, NC

Challis High School
Challis, ID

Charles W. McCrary Elementary School
Asheboro, NC

Chavez High School FFA
Houston, TX

Children First Fund
Chicago, IL

Christian Fenger Academy
Chicago, IL

City of DeKalb
DeKalb, IL

City of Niles
Niles, OH

City of Rocky Mount
Rocky Mount, NC

City on a Hill Charter Public School
Boston, MA

Conococheague Audubon Society
Chambersburg, PA

Coralwood School
Decatur, GA

Crestview Elementary School
Layton, UT

Dardenne Elementary School
O'Fallon, MO

Decatur Preservation Alliance
Decatur, GA

Del Pueblo Elementary School
Denver, CO

DeZavala Elementary School
Houston, TX

Dilworth Community Development Corporation
Charlotte, NC

Discovery Elementary School
Vernal, UT

Dr. Gilbert L. Porter Elementary
Miami, FL

Dr. Martin Luther King, Jr. School
Cambridge, MA

Eastern NC School for the Deaf
Wilson, NC

East Mountain High School
Sandia Park, NM

Egg Harbor Township
Middle School
Egg Harbor Township, NJ

Fairhope Intermediate School
Fairhope, AL

Fishcreek Elementary School
Stow, OH

Flour Bluff Independent
School District
Corpus Christi, TX

Fresno Parks, Recreation and
Community Services Department
Fresno, CA

Fruitland Park Elementary School
Fruitland Park, FL

Gainesville Elementary School
Gainesville, GA

Gault Elementary School
Santa Cruz, CA

Granville High School
Granville, OH

Gullett Elementary School
Austin, TX

Habitat for Humanity International
Americus, GA

Haleyville High School
Haleyville, AL

Hall Fletcher Elementary School
Asheville, NC

HARCATUS Tri-County
Community Action Organization
Dennison, OH

Heartland Academy
Dublin, GA

Heck/Quaw Elementary School
Belgrade, MT

Hendrick Marrow Foundation
Charlotte, NC

Henry Hudson Elementary School
Rochester, NY

Highland Elementary School
Lake Worth, FL

High School for
Environmental Studies
New York, NY

Hohokam Middle School
Tucson, AZ

Home Safety Council
Washington, DC

Houston Independent
School District
Houston, TX

Ila Elementary School
Ila, GA

Inola High School
Inola, OK

Ithica Elementary School
Villa Rica, GA

Ivanhoe Elementary School
Gary, IN

Jackpot Combined School
Jackpot, NV

Jackson Middle School
San Antonio, TX

Jefferson Parish Public
School System
Marrero, LA

Jimmie Johnson Foundation
Charlotte, NC

John C. Calhoun
Elementary School
Calhoun Falls, SC

John D. Philbrick
Elementary School
Roslindale, MA

John Young Middle School
Mishawaka, IN

Jonesville Middle School
Bowdon, GA

J.R. Harris Elementary School
Houston, TX

Kennesaw High School
Kennesaw, GA

Kennesaw Mountain High School
Kennesaw, GA

Latino Community Center
Milwaukee, WI

Lawtell Elementary School
Opelousas, LA

Learning Gate Community School
Lutz, FL

Lexington Elementary School
Lexington, OK

Lincoln Elementary School
Canon City, CO

M.C. Williams Middle School
Houston, TX

Meadowview Middle School
Mount Airy, NC

Middleton Elementary School
Woodbury, MN

In 2006, Lowe's funded 52 Habitat for Humanity builds nationwide!

Lowe's Charitable and Educational Foundation 2006 Grants *(continued)*

Mooresville Library
Mooresville, NC

Mooresville YMCA
Charlotte, NC

Nitro Elementary School
Nitro, WV

North Carolina Division of Forest Resources
Raleigh, NC

North Carolina Zoological Society
Asheboro, NC

North-Grand High School
Chicago, IL

Northlake Nature Center
Mandeville, LA

North Rock Creek/Korte Elementary School
Independence, MO

Northside Elementary School
Walterboro, SC

North Vernon Parks and Recreation
North Vernon, IN

Northwest Georgia Educational Program
Chickamauga, GA

Oakhurst Elementary School
Charlotte, NC

Oakhurst Elementary School
Decatur, GA

Old Wilkes, Inc.
Wilkesboro, NC

Palomino Elementary School
Phoenix, AZ

Pan American Soccer Association
Dallas, TX

PANTHER Academy
Paterson, NJ

Para los Ninos
Los Angeles, CA

Park City Elementary School
Park City, KY

Perris Valley Youth Association
Perris, CA

Perrymont Middle School
Richmond, VA

Perspectives Charter School
Chicago, IL

Plaquemine Parish Alternative School
Belle Chasse, LA

Pleasant Union Elementary School
Raleigh, NC

Portage Lakes Advisory Council
Akron, OH

Portal Elementary School
Portal, GA

Portland Public Schools
Portland, OR

P.S. 56 – Lewis H. Latimer
Brooklyn, NY

Raleigh Road Elementary School
Linden, NC

Ridglea Hills Elementary School
Fort Worth, TX

Rochelle Township High School
Rochelle, IL

Rockwood Elementary School
Oklahoma City, OK

Roots and Wisdom
Schenectady, NY

Ruby F. Carver Elementary School
Richmond, VA

Rupert A. Nock Middle School
Newburyport, MA

Saint Paul Open School
Saint Paul, MN

School District of Philadelphia
Philadelphia, PA

School District of Pittsburgh
Pittsburgh, PA

School of the Future
New York, NY

Sealy High School
Sealy, TX

Shreve Island Elementary School
Shreveport, LA

Smithson Valley Middle School
Spring Branch, TX

South Topsail Elementary
Hampstead, NC

Sparks Middle School c/o Hacienda La Puenta Unified School District
Hacienda Heights, CA

St. Louis Public Schools
St. Louis, MO

Sterling Public Schools
Sterling, OK

Stoneview Elementary School
Lithonia, GA

Sunnyside Unified School District
Tucson, AZ

Syracuse Northeast Community Center
Syracuse, NY

Talladega Career/Technical Education Center
Talladega, AL

Tangerine Progressive Organization for Youth
Tangerine, FL

Teeland Middle School
Wasilla, AK

Teens in Action for a Healthy Community
El Paso, TX

The Fund for Public Schools
New York, NY

The National Trust for Historic Preservation
Washington, DC

The Nature Conservancy
Arlington, VA

The William E. Carter School
Boston, MA

13th Avenue School
Newark, NJ

Toledo Early College High School
Toledo, OH

Truchas Services Center, Inc.
Truchas, NM

Urbandale Middle School
Urbandale, IA

Van Winkle Elementary School
Jackson, MS

Volusia County School District/EDC
Daytona Beach, FL

Wayne County Schools Career Center
Smithville, OH

West Elementary School
Jonesboro, AR

Western Placer Unified School District
Lincoln, CA

Westwood Elementary School
West Jefferson, NC

Wheeling Middle School
Wheeling, WV

Whitewater High School
Fayetteville, GA

Wichita Public Schools
Wichita, KS

Wilcox Central High School
Camden, AL

Wilkes Community College
Wilkesboro, NC

Wilkes Vision 20/20
North Wilkesboro, NC

Woodmont Academy
Southfield, MI

Woodway Elementary School
Waco, TX

YMCA of Jennings County
North Vernon, IN

YMCA of Topeka
Topeka, KS

MISCELLANEOUS GRANTS

Abilities!
Albertson, NY

Acercamiento Hispano de Carolina del Sur
Columbia, SC

Congressional Black Caucus Foundation
Washington, DC

Denver Indian Center, Inc
Denver, CO

Greater Dallas Hispanic Chamber of Commerce
Dallas, TX

Houston Community Services
Houston, TX

Houston Hispanic Chamber of Commerce
Houston, TX

Japanese American Citizens League
San Francisco, CA,

La Noticia
Charlotte, NC

NAACP
Baltimore, MD

National Council of La Raza (NCLR)
Washington, DC

National Hispanic Leadership Institute
Arlington, VA

Neighborhood Housing Services of Orange County
Anaheim, CA

Organization of Chinese Americans
Washington, DC

Phoenix Indian Center, Inc.
Phoenix, AZ

Ser Jobs For Progress of The Texas Gulf Coast, Inc.
Houston, TX

The Urban League

Urban United Indian Council
Oklahoma City, OK

In 2006, Lowe's funded 943 Toolbox for Education grants in 50 states, plus the District of Columbia!

- Has contributed to grassroots community projects for more than 50 years
- Focuses on K-12 public schools and nonprofit, community based organizations
- **www.lowes.com/community**

- LCEF and *National Geographic Explorer!* magazine work together to fund hands on science projects outside the traditional classroom
- Curriculum based projects range from outdoor laboratories to butterfly gardens
- **www.lowes.com/outdoorclassroom**

- Partners with parent groups to support parents' involvement in education
- Provides grants up to $5,000 for public school improvement projects initiated by parent groups
- **www.toolboxforeducation.com**

Each year, Lowe's Charitable and Educational Foundation awards more than $15 million in grants!

- Lowe's employees from local stores volunteer time to local community organizations
- **Contact your local store for details**

- National partner with Lowe's
- Underwrites Habitat's Women Build program
- Launched "First Families Building Homes Across America"
- **www.lowes.com/habitat**

LOWE'S

For More Information Visit
lowes.com

Exhibit C

Lowe's Energy Use Report

Efficiency is a hallmark of Lowe's across all aspects of our operations. We regularly examine how we operate and look for opportunities to improve. Energy conservation is one of those aspects that has had our attention for over five years. Reducing energy use at stores and distribution centers reduces operating costs and eases the load placed on power plants resulting in fewer emissions to the environment. For these reasons, Lowe's strives to reduce our stores' energy consumption though the use of new technology and improved practices.

Facility Energy Use

Recent historical data from our energy management system indicates a demonstrated reduction in our energy use. Our stores' average kilowatt hours per square foot (kWh/SqFt), a measure of a building's energy efficiency, has decreased steadily from 2004 to 2006. On average, energy use per store has decreased an impressive 10% since 2004.


Average Store Energy Use
kWh/SqFt
29.5
29.0
28.5
28.0
27.5
27.0
26.5
26.0
2004
2005
2006

Our distribution network also shows a reduction in energy use from 2005 to 2006.


Average Distribution Center Energy Use
kWh/SqFt
12.05
12.00
11.95
11.90
11.85
11.80
11.75
2005
2006

Green Power Purchasing

Green power has been part of Lowe's energy portfolio since 2002 and we continue to include green power in our purchasing plans. Lowe's recently increased its purchases of green power to 86 million kilowatt-hours in 2007 and allocates those purchase to our entire store base.

Lowe's currently ranks 14th among Fortune 500 Green Power Partners and is the 6th largest green power purchaser among all retailers. We are committed to further increasing our green power purchases over the next several years.

Solar power generation

Lowe's has rooftop photovoltaic energy generating systems on four stores in Southern California. In 2006, the four systems produced 3.1 million kWh of energy. That equates to a total savings of 976 tons of Carbon Dioxide, 524 tons of Nitrogen Oxide and 1,727 tons of Sulfur Oxide.

The combined energy generation for these four systems to date has been over 6.7 million kWh; enough power to light 14,000 homes for an entire year.

Energy Efficiency Policy

Lowe's views energy efficiency measures in our facilities as one of the best opportunities to decrease operating costs as we develop new stores and retrofit existing stores.

One of the key systems employed to impact energy efficiency is our integrated energy management system. Centrally controlled in North Wilkesboro, North Carolina, this system allows our energy management team to remotely monitor our stores' energy use. Readings that exceed specifications are identified and investigated and corrections planned through national contracts.

Operation and maintenance program

Lowe's employs a "Fresh Look" concept to existing stores to continually evaluate and periodically update building systems. This includes high efficiency HVAC replacements and improved maintenance practices, lighting retrofits to improve efficiency as well as illumination. Building roofs and doors are upgraded as needed to improve performance and efficiency.

Lowe's uses utility billing data and building management system trending and alarms to identify energy and water anomalies. High use conditions are quickly analyzed and maintenance services are dispatched to correct the condition and minimize energy and water waste.

Energy efficiency improvements

Lowe's recognizes that energy costs represent a significant portion of our facility operating budgets. One of the most effective ways to reduce those costs is to incorporate energy efficiency into fundamental store design. By incrementally improving store design with an eye on energy efficiency, each new store has the potential to open with a more efficient profile as measured on a kilowatt hour per square foot basis.

HVAC

Heating and air conditioning account for a significant portion of energy use. Therefore, only highly efficient rooftop HVAC units are installed on new stores and used to replace older units on existing stores as necessary. Lowe's has employed this policy since 2002.

Lighting

Lowe's uses high-performance high-bay T8 fluorescent lighting in lieu of metal halide lighting. Since our store prototype began reflecting this change in 2003 and we began retrofitting existing stores with this system in 2005, approximately 50% of all stores now use this system. This has reduced our sales floor energy consumption over 40%.

SmartWay certified partners

The SmartWaySM Transport Partnership is a voluntary collaboration between the U.S. Environmental Protection Agency (EPA) and the freight industry designed to increase energy efficiency while significantly reducing greenhouse gases and air pollution. SmartWay Transport Partners lead the way towards a cleaner, more efficient transportation future by adopting fuel-saving strategies that increase profits and reduce emissions. By 2012, this initiative aims to reduce between 33 - 66 million metric tons of carbon dioxide (CO2) emissions and up to 200,000 tons of nitrogen oxide (NOx) emissions per year. At the same time, the initiative will result in fuel savings of up to 150 million barrels of oil annually. There are three primary components of the program: creating partnerships with the transportation sector (carriers, shippers, transporters and government), reducing unnecessary engine idling and increasing the efficiency and use of rail and intermodal operations.

Lowe's has been a SmartWay partner since 2005, shortly after the EPA created the program. We recognize and value the opportunity to engage our shipping partners in a program to further reduce costs and emissions and SmartWay is the perfect vehicle to stimulate that partnership. In recognition of our leadership in conserving energy and lowering greenhouse gas emissions from our transportation and freight delivery system, EPA awarded Lowe's the 2007 SmartWay Environmental Excellence Award.

In 2006, roughly 75% of our truck shipments moved by SmartWay carriers. As EPA expands their program to include more participants, we intend to encourage our small to mid size carriers to participate. Our goal is to have 90% of our shipments through SmartWay carriers by 2010.

Exhibit D


Where we stand

Lowe's Wood Procurement: 2006

The world's forests support the ecological and climate processes upon which biodiversity and human life depend. Lowe's is concerned about the protection of these critical resources and recognizes that, through the wood products we sell, our company can play an important role in determining whether these forests will remain for future generations. Lowe's long-term goal is to ensure that all wood products sold in our stores originate from well-managed, non-endangered forests.

To accomplish our goal, we will support the work of regional and global conservation organizations that help to improve forest management practices.

For purposes of this report, "wood products" include all of the products we sell that contain wood.

Global Wood Production & Consumption

A company's wood product sourcing must be considered in the broader global context of wood production.

The section below illustrates trends in wood production and forest growth around the globe.

Production by Country

It is not surprising that North America accounts for 86% of Lowe's wood product sourcing by volume, considering the US and Canada are the largest producers of wood in the world according to the Food and Agriculture Organization of the United Nations.


Wood Production
Top Ten Countries
Volume (cubic meters)
Millions
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
United States of America
Canada
Russian Federation
China
Sweden
Finland
Brazil
France
New Zealand
Australia

Source: www.fao.org/forestry/site/fra/en

The broad Pine, Spruce and Fir species all come from temperate forests with the majority of the Lowe's volume coming from North America. Those species also collectively represent nearly 75% of all the volume found in our products.

This is encouraging since North America has seen increases in its forested land from 2000-2005 according to the FAO, Global Forest Resources Assessment 2005.

FRA 2005 categories	Area (1000 hectares) Forest			
	1990	2000	2005	% Change
Primary	270,692	270,682	269,606	-0.40%
Modified natural	324,295	319,958	320,233	-1.25%
Semi-natural	3,490	5,514	6,323	81.17%
Productive plantation	10,305	16,274	17,061	65.56%
Total	608,782	612,428	613,223	0.73%

The relatively small reductions in primary and modified natural forests have been offset by larger (by volume and percent) increases in semi-natural and productive plantations. That means the wood products industry draws more from managed forests than those in more of a natural state.

Import by Country

It is also not surprising that China has seen a tremendous increase in imports of wood and the position of the US and Canada was relatively unchanged.


Wood Import by Country
Top Five
Volume (cubic metre)
Millions
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
China
Finland
Sweden
Canada
United States of America

Source: www.fao.org/forestry/site/fra/en

The map below shows a relatively insignificant reduction in forest cover for North America, Europe and northern Asia and a sizable decrease in forest cover in the Amazon Basin, Southeast Asia and certain tropical regions in Africa. The data clearly supports our approach to focusing our purchasing of wood products grown in regions with relatively stable forest cover and to paying close attention to the wood products from tropical regions with rapidly declining forest cover.

Change in Global Forest Coverage



Source: FAO 2005 Global Forest Resources Assessment

Also drawn from the FAO, Global Forest Resources Assessment 2005 is that the extent of forest plantations in the United States grew by 6.8 million hectares since 1990 – a 40% increase. During that same timeframe, primary forests decreased by one percent or a total of one million hectares. That is a net increase of 5.7 million hectares. Finally, while the world is covered by nearly 10 trillion acres of forests according to the FAO, the global extent of primary forests has decreased by 4.5% from 1990 to 2005. Regions that experienced the greatest decrease in primary forest coverage from 1990-2005 are

South & Southeast Asia (36%) and Oceana (13%). Regions that showed the greatest increase in coverage over the same timeframe are Western and Central Asia (8%) and Europe (5%). For North America, the change was less than 0.5%.

These results support our attention to important forested areas of the world such as Southeast Asia and the island nations that make up Oceana. It also provides a measure of reassurance that as our primary source of volume, North American forests are being managed sustainably on a macro-level.

Lowe's Sourcing Information

Of all the wood products Lowe's sells, 86% of the volume comes from North America – nearly ¾ of that from the United States.

Lowe's 2005 Geographic Sourcing Distribution


North America
86.01%
Europe
4.41%
Russia
0.03%
Asia
0.56%
Central America
0.03%
Africa
0.05%
South America
7.22%
Oceana
1.70%
60°N
150°W 120°W 90°W 60°W 30°W 0° 30°E 60°E 90°E 120°E 150°E 180°

The greatest increase in our supply measured in total volume over the last three years came from North America. In 2005, we sold nearly 290 million cubic feet of wood products from North America, an increase of 19% from 2003 - 2005.

Lowe's Sourcing Trend by Region


Millions
Volume, Cubic Feet
25
20
15
10
5
0
2003
2004
2005
South America
Europe
Oceana
Asia
Africa
Central America
Russia

Pine represents nearly 50% of the volume of wood products we sell, with Spruce-Pine-Fir (SPF) and Douglas Fir together comprising an additional 29% of the species mix. Adding components of Oriented

Strand Board (OSB) and Particleboard, which combine to represent 11% of our species mix, brings the total to almost 90% of the total volume of wood products we sell.

2005 Species Distribution


25%
6%
5%
4%
2%
9%
48%
2%
2%
1%
5%
Pine
Spruce/Pine/Fir
OSB
Particleboard
Douglas Fir
Cedar
Oak
Hemlock/Fir
MDF
Other

Tropical sources

Forests in the tropics are particularly vulnerable to the adverse consequences of certain harvesting practices due to intense rainy seasons, increased incidents of illegal logging and poor soil fertility. For those reasons, we treat tropical sources with particular care. In 2005, volume from the tropics accounted for 1.3% of our total wood product purchases.

Our focus in tropical regions is to either shift our supply to more responsible or certified sources such as FSC certified or to eliminate the product from our supply chain. We have been successful on both counts. Our data indicates that from 2003-2005, total volume of FSC certified products has increased by 26% with the greatest increase coming from developing countries. We've also seen an increase in the number of FSC certified products available for sale. In 2003, Lowe's had almost 1,200 FSC certified item numbers. By 2005 that number had increased by 36% to over 1,600 FSC certified item numbers.

One example of a product transition is ¼" lauan (meranti) plywood. Lauan plywood available to suppliers was traditionally sourced almost exclusively from the tropical forests of Indonesia and Malaysia. Today, our supply of this product is now primarily certified to the FSC standard and comes from a number of other countries including China, Guyana and New Zealand. In addition, dowels that most commonly came from tropical species (ramin) are now sourced domestically and made from domestically-sourced poplar (liriodendron tulipifera).

An example in 2005 of a product eliminated from our supply chain was Merbau flooring from Indonesia. Upon Lowe's independently discovering the product that was not in compliance with our sourcing policy, shipments were immediately halted and a sell-through process began. An alternative product compliant with our policy was identified for the 2007 year.

Forest Certification

Independent third party forest certification is the cornerstone of our wood procurement policy. Forest certification is the process of evaluating forests or woodlands to determine if they are being managed according to a defined set of standards. Our goal is to source all wood products from certified forests.

In the thirteen years since forest certification began, the industry has seen great improvement in both the development of the various certification systems and in on-the-ground forest management. Our own data indicates certified product volume has increased by 41% from 2003 to 2005. We expect the volume of our wood product sales from certified forests to increase as a percentage of total wood product sales in the future.

Responsible Forest Management

We continue to give preference to certified well-managed forests. We do so because the sustainable management of forests guarantees a source not only of product but of habitat and ecosystems for generations to come.

FSC is an independent international organization dedicated to responsible forestry through forest practices while considering the interests and historic land rights of traditionally forest dependent or indigenous communities. Their international focus makes that organization an indispensable tool in the achievement of our policy commitments.

We have also made progress through product shifts and issue engagement. Some examples of this progress are:

- Transitioned ramin dowels to domestically sourced and manufactured poplar
- Shifted our entire supply of lauan plywood (5.2 mm import hardwood) to certified sources
- Shifted wall paneling to a medium density fiberboard (MDF) backing or to a plywood product sourced in cooperation with third party conservation organizations
- Engaged with Canadian vendors, conservation organizations and the government of British Columbia to help move the central coast land use management plan to a multi stakeholder solution
- Increased sales of our home center exclusive manufactured decking product, ChoiceDek made from recycled plastic and reclaimed wood waste

Product Shifts

Promoting sustainable forestry practices ensures that today's needs are met without compromising the forests for future generations. All or part of the following product lines we offer have either been changed to a more sustainable wood species or have been certified to an industry standard:

- Boards
- Broom handles
- Doors
- Cabinets
- Dowels
- Dimensional lumber
- Molding
- Fencing
- Paint
- Stirrers
- Paintbrushes
- Plywood
- Paneling
- Underlayment
- Shelving

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RECEIVED
2008 JAN 29 PM 7:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 29, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal Relating to Sustainability Report

Ladies and Gentlemen:

In a letter dated January 24, 2008, we, on behalf of our client, Lowe's Companies, Inc. (the "Company"), requested that the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its proxy materials for its 2008 annual shareholders meeting a shareholder proposal submitted by Domini Social Investments (the "Proponent") related to sustainability reporting (the "Proposal"). For your reference, a copy of the January 24, 2008 no-action request is attached hereto as Exhibit A.

On January 27, 2008, the Company received via email a letter of the same date informing the Company that it was withdrawing the Proposal. A copy of the Proponent's letter is attached hereto as Exhibit B. In reliance on this letter, we hereby withdraw the January 24, 2008 no-action request relating to the Proposal.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosure

CHAR1\1037710v1

Research Triangle, NC
Charleston, SC

Exhibit A

Moore&VanAllen

January 24, 2008

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Sustainability Report

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2008 annual shareholders meeting. The Proposal was submitted to the Company by Domini Social Investments (the "Proponent"). As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2008."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard for determining whether a proposal has been substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. The Commission staff's position has

Research Triangle, NC
Charleston, SC

been that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). The Proposal is excludible because it has been substantially implemented. The Company already issues sustainability reports addressing the categories of information mentioned in the Proposal. The Commission's staff agreed with this position in 2005 and allowed the Company to exclude a substantially similar proposal. Since the Commission staff's decision, the Company has produced two additional types of reports that provide even more information relating to sustainability.

The Company currently produces and publishes annual reports that substantially implement the written objectives of the Proposal.

Rule 14a-8(i)(10) allows the exclusion of a shareholder proposal from a company's proxy statement if the essential elements of the proposal have been substantially implemented. The standard the Commission's staff has applied is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Release No. 34-20091 (Aug. 16, 1983); Texaco, Inc. (March 28, 1991). The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See See* ConAgra Foods, Inc. (June 20, 2005); EMC Corp. (February 14, 2005); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); and Kmart Corp. (February 23, 2000). Every aspect of the proposal does not need to be addressed for the proposal to be substantially implemented. *See* Release No. 34-20091 (August 16, 1983) and Raytheon Company (February 11, 2005).

The Proposal requests that the Company prepare a sustainability report. The supporting statement indicates that the report should include the Company's definition of sustainability, as well as a company-wide review of policies, practices and indicators related to measuring long-term social and environmental sustainability. As further discussed below, the Company already prepares and publishes annually on its website several reports that do just that.

A. The Commission's staff has previously determined the Company had implemented a similar proposal.

The Proposal is not the first time the Company has received a proposal requesting a sustainability report. In December 2003, the Company received a nearly identical proposal from the Proponent, except that that proposal required, rather than recommended, the sustainability report to be prepared based on the Global Reporting Initiative's guidelines (the "GRI Guidelines"). In line with the Commission staff's decisions, the Company was permitted to exclude that proposal because it was vague, indefinite and misleading. (*Lowe's Companies, Inc.* (March 3, 2004)). In December 2004, the Company received a substantially similar proposal from another proponent that omitted references to the GRI Guidelines, but requested a sustainability report to disclose its "social, environmental and economic performance." At that time, the Company was already producing its annual Social Responsibility Report addressing the Company's performance in the following categories: Invigorating the Economy, Contributing to Communities, Protecting the Environment, and Providing Opportunities to the Public, including employees, customers and suppliers. The Company asked the Commission's staff to permit exclusion of that proposal from its proxy statement based on substantial implementation. Based on that Social Responsibility Report, the Commission's staff determined the Company had substantially implemented the proposal requesting a sustainability report and permitted the

Company to exclude the proposal from its proxy materials (the "2005 Decision"). (*Lowe's Companies Inc.* (March 21, 2005)).

For this year's proxy statement, the Company received the Proposal from the Proponent. Although the Proposal is worded somewhat differently from the proposal received in December 2004, the Proposal is substantively the same and focuses on the same issue as the prior proposal—a report covering social and environmental sustainability. There has been no change that would warrant a departure from the Commission staff's prior decision in 2005. Not only does the Company continue to produce its Social Responsibility Report annually, but it has also added two additional types of reports that enhance disclosure and provide additional details on sustainability, the contents of which are discussed in Section B below. The Company respectfully requests the Commission's staff to reaffirm its 2005 Decision and determine that the Proposal has been substantially implemented.

It is important to note that the Company is aware of the Commission staff's determination in Wendy's International, Inc. (February 21, 2006) that Wendy's had not substantially implemented the same proposal submitted to Wendy's by the Proponent. That determination is clearly distinguishable from the Company's request. In its response to Wendy's no-action request, the Proponent contended that the Wendy's report was a "collection of previously disclosed (and often vague) policies, and additional anecdotal information" and contained no "information about 'indicators'" and "very little information…regarding the Company's 'practices." The Wendy's report did not show any implementation of its policies or evidence of a company-wide review. As the discussion in Section B will show, the Company's reports are far more comprehensive, reflect the implementation of its policies toward sustainability in numerous areas of its business and provide examples of performance that indicate the Company has conducted a company-wide review. By the Proponent's own admission, the Company's Social Responsibility Report in 2005 was "superior to the Wendy's report". See Section III.C. of Proponent's February 13, 2006 letter to the SEC in response to Wendy's no-action request (*Wendy's International Inc.* February 21, 2006). The Commission's staff agreed with the Proponent's contention that the precedents cited by Wendy's, including the Company, had superior reports to Wendy's and declined to grant Wendy's no-action relief based on its substantial implementation argument. Subsequent to the Commission staff's 2005 Decision and the Proponent's acknowledgement that the Company's report was superior to Wendy's in 2006, the Company has added two additional reports disclosing even more information on the Company's sustainability metrics than in its earlier report. Together, the Company's three reports do not contain the "weaknesses" the Proponent identified in the Wendy's report.

When faced with sustainability report proposals, the Commission staff's decisions consistently indicate a willingness to grant no-action relief when a company provides actual performance data (*The Kroger Co.* (April 11, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Honeywell International Inc.* (February 21, 2007); *Raytheon* Company (January 25, 2006); and *Lowe's Companies, Inc.* (March 21, 2005)), as opposed to those companies who have merely made vague statements of policy or positions (*Wendy's International, Inc.* (February 21, 2006)) or present their general views on their website and cross-reference other disclosure in their filings with the Commission (*Terex Corporation* (March 18, 2005)). The Company fits into the former category.

As discussed in Section B below, the Company prepares and publishes detailed reports on sustainability in numerous areas of the Company's operations, including the social and environmental areas referenced in the Proposal's supporting statement, which provide specific data on the Company's performance in each of these areas. Lowe's has substantially implemented the Proposal.

B. The Company produces three types of reports that together address all of the issues raised by the Proposal.

Over the last several years, the Company has produced and continues to produce and post on its website several types of reports providing data on the Company's performance toward its sustainability goals. These reports address all of the issues raised by the Proposal and the "shortfalls" the Proponent identifies in the Proposal. Links to each of the Company's reports may be found on the Company's website at http://www.lowes.com/environment. In addition, a copy of the 2006 Social Responsibility Report, the Lowe's Energy Use Report (the "Energy Use Report") and the Lowe's Wood Procurement: 2006 (the "Wood Procurement Report") are attached hereto as Exhibit B, Exhibit C, and Exhibit D, respectively.

In the Proposal, the Proponent argues that the report the Company currently produces "falls far short of the report requested by this resolution, lacking substantive and quantitative measures of Lowe's environmental performance. Noticeably missing are metrics related to Lowe's energy use, energy efficiency and conservation; water use and conservation, and quantities of waste generated." The Proponent also notes a lack of metrics related to the performance of the Company's wood policy and SmartWaySM Transport Partnership. To the contrary, the Company provides such data in its three reports.

The Company's annual Social Responsibility Report addresses the Company's performance in the areas of employment, Company milestones, communities and environment. The Social Responsibility Report addresses, among other things, the Company's:

- Investments in communities and the economy through the development of new stores, the creation of new jobs and the provision of employee relief funds and education scholarships;
- Contributions to community and charitable organizations and initiatives supporting public education, community improvement projects and home safety;
- Donations to projects such as conservation initiatives, community beautification and pediatric hospital renovations;
- Policies and performance results relating to recycling efforts and energy efficiency;
- Improving and building homes for seniors and low-income individuals;
- Creation of and participation in initiatives for rebuilding from and preparing for national disasters;
- Contributions to multicultural organizations and efforts;
- Active pursuit of women and minority-owned suppliers and expansion of the Company's Women Build program; and
- Ethics policies that require the refusal to purchase any goods produced by child or prison labor and that ensure the right to inspect the factory of any foreign-made product.

Specifically to the Proponent's contention that the Company's report lacks performance and metrics as to the environment and energy, the Energy Use Report discusses the Company's philosophy, policies and efforts towards energy conservation and provides the indicators the Company uses and specific performance metrics over the years. Below are a few examples of the numerous performance disclosures included in the Energy Use Report by category.

- Facility energy use.
  - Provides 3 years of trend data for its stores' average energy use per square foot and 2 years of the same trend data for its distribution centers.

- Green power purchasing.
  - Indicates that the Company's purchases of green power have increased to 86 million kilowatt-hours in 2007.
  - Indicates that the Company ranks 14th among Fortune 500 Green Power Partners and is 6th largest green power purchaser among all retailers.
- Solar power generation.
  - Provides information on the rooftop photovoltaic energy generating systems on four of the Company's stores in Southern California, including 2006 results that those systems produced 3.1 kWh of energy (equating to a total savings of 976 tons of Carbon Dioxide, 524 tons of Nitrogen Oxide and 1,727 tons of Sulfur Oxide).
  - Discloses that the combined energy generation of these system to date is over 6.7 million kWh, which is enough power to light 14,000 homes for an entire year.
- Energy efficiency policy.
  - Indicates that the Company's energy management team remotely monitors the Company's stores' energy use, through which it identifies, investigates and corrects readings that exceed specifications.
- Operation and maintenance program.
  - Indicates the Company continually evaluates and periodically updates building systems, including high efficiency HVAC replacement, improved maintenance practices and lighting retrofits to improve efficiency.
  - Provides that the Company uses trending and alarms to identify energy and water anomalies so that they can be analyzed and corrected.
- Energy efficiency improvements.
  - Discloses the Company's policy since 2002 to install only highly efficient rooftop HVAC units on new stores and to replace older units on existing stores as necessary.
  - Addresses the Company's use since 2003 of high-performance high-bay T8 fluorescent lighting, including disclosure of performance metrics that indicate 50% of all stores use this lighting system, which has reduced the Company's sales floor energy consumption over 40%.
- SmartWay certified partners.
  - Describes the SmartWaySM Transport Partnership, the program's primary components and its goals.
  - Includes Lowe's specific disclosures, such as the EPA awarding Lowe's the 2007 SmartWay Environmental Excellence Award and in 2006, roughly 75% of the Company's truck shipments moved by SmartWay carriers.
  - Indicates the Company's goal is to have 90% of its shipments through SmartWay carriers by 2010.

The Proponent alleges that the Company's report does not contain performance metrics related to its wood policy. However, the Company has been producing a Wood Procurement Report for several years. The current report includes information and data regarding the following topics:

- Sources of Lowe's wood products by geographic region and, in some instances, country.
- Percentages of Lowe's wood product purchases by wood species as measured by volume in cubic feet.
- Sourcing of Lowe's wood products from sensitive areas, such as tropical regions, and Lowe's initiatives regarding sourcing alternatives.

- Lowe's enforcement practices under its wood policy.
- Lowe's certified product volume.
- Shifts in wood product mix in response to responsible forest management practices such as those promoted by the Forest Stewardship Council (FSC).
- Listing of Lowe's product lines sourced from a more sustainable wood species or that have been certified.
- Continued coordination with vendors, governments and conservation organizations on issues and solutions.
- Global wood production and consumption.

The Company's reports also reflect its review of practices and indicators the Company considers when evaluating its progress toward implementing its wood policy. For example, the Company's Wood Procurement Report discloses that its product volume reported as certified to a sustainable forest management standard increased by 41% from 2003 to 2005 and lists more than a dozen products that have been changed to a more sustainable wood species or to a certified forest management standard. The Company also discloses that it treats tropical sources with care in light of the harvesting practices and vulnerabilities of tropical forests to those harvesting practices. The Wood Procurement Report also discloses that the Company's volume from the tropics accounts for 1.3% of its total purchases and will either decrease or move to more responsibly managed sources, such as those certified to the FSC standard. Another example of the Company's considerations in implementing its wood policy that is contained in the Wood Procurement Report is the elimination of Merbau flooring from Indonesia from the Company's supply chain when the Company independently discovered the product was not in compliance with its sourcing policy. The Company immediately halted shipments and began a sell-through process. An alternative product compliant with the Company's policy was identified for the 2007 year. These types of disclosure further demonstrate that the Company has substantially implemented the Proposal.

The current Social Responsibility Report, the Lowe's Energy Use Report and the Lowe's Wood Procurement report together address all of the categories of information referred to in the Proposal and provide the data "shortfalls" the Proponent cited in the Proposal.

The comprehensive disclosure contained in the Company's reports evidence that the Company already conducts company-wide reviews requested in the Proposal's supporting statement. In addition, although the Company does not provide a single, specific definition of sustainability, how the Company defines and perceives sustainability is found in multiple places throughout the reports. Following are a few examples of the relevant disclosure by report:

- Energy Use Report – "We regularly examine how we operate and look for opportunities to improve...Reducing energy use at stores and distribution centers reduces operating costs and eases the load placed on power plants resulting in fewer emissions to the environment. For these reasons, Lowe's strives to reduce our stores' energy consumption through the use of new technology and improved practices."
- Energy Use Report – "By incrementally improving store design with an eye on energy efficiency, each new store has the potential to open with a more efficient profile as measured on a kilowatt hour per square foot basis."
- Energy Use Report – "We recognize and value the opportunity to engage our shipping partners in a program to further reduce costs and emissions and SmartWay is the perfect vehicle to stimulate that partnership."

- Wood Procurement Report – "...the world's forests support the ecological and climate processes upon which biodiversity and human life depend. Lowe's is concerned about the protection of these critical resources and recognizes that, through the wood products we sell, our company can play an important role in determining whether these forests will remain for future generations."
- Wood Procurement Report – "...sustainable management of forests guarantees a source not only of product but of habitat and ecosystems for generations to come."
- Wood Procurement Report – "Promoting sustainable forestry practices ensures that today's needs are met without compromising the forests for future generations."
- Social Responsibility Report – "...some things—important, defining characteristics—never change, such as our sense of responsibility and commitment to the communities...We strive to make good decisions that benefit people and the communities in which we do business."
- Social Responsibility Report – "We're not just about home improvement; we're also about protecting the planet."
- Social Responsibility Report – ... 'green' and Universal Design elements for "saving energy and preparing for a future that might hold any number of personal challenges."
- Social Responsibility Report –Lowe's contributions [to the National Trust for Historic Preservation] "focused on keeping precious slices of American history vibrant for future generations to experience."

These reports demonstrate that (i) the Company has policies and procedures in place relating to the subject matter of the Proposal and (ii) the Company has implemented the essential objectives of the Proposal. The Proposal has, therefore, been substantially implemented.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosures

Exhibit B

Domini

SOCIAL INVESTMENTS®

The Way You Invest Matters®

January 27, 2008

Mr. Gaither M. Keener, Jr.
Senior Vice President, General Counsel
Secretary and Chief Compliance Officer
Lowe's Companies, Inc.
1000 Lowe's Boulevard, Suite 2ELG
Mooresville, NC 28117

Sent via email and mail

Re: Withdrawal of Domini Shareholder Proposal

Dear Mr. Keener:

We are in receipt of Michael Chenard's fax containing his countersignature to Domini's January 17, 2008 letter, committing Lowe's Companies to continue our dialogue and enhance the company's sustainability reporting. In return for this commitment on Lowe's Companies' part, we are pleased to withdraw the shareholder proposal we had submitted for inclusion in the company's 20087 proxy statement.

We appreciate the productive dialogue that has brought us to this point.

Sincerely,

Karen Shapiro

Karen Shapiro

END

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor